Exhibit 16.1

March 15, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Novanta, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Novanta, Inc. dated March 13, 2024. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, Massachusetts 02210

T: (617) 530 5000, www.pwc.com/us

Attachment

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a) The Audit Committee of the Board of Directors (the “Board”) of Novanta Inc. (the “Company”) has completed a competitive process to recommend the engagement of the Company’s independent registered public accounting firm for the year ending December 31, 2024. Multiple firms were invited to participate in this process, including PricewaterhouseCoopers LLP (“PwC”), which has served as the Company’s independent registered public accounting firm since 2013. As a result of this process, and in order to comply with the requirements of the Business Corporations Act (New Brunswick), on March 13, 2024, the Board, upon the recommendation of the Audit Committee, requested that PwC resign as the Company’s independent registered public accounting firm. Effective as of March 14, 2024, the Board approved the engagement of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm.

PwC’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through March 13, 2024, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through March 13, 2024, there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The Company provided PwC with a copy of the disclosures it is making in this Current Report on Form 8-K. The Company requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of PwC’s letter dated March 15, 2024, is attached as Exhibit 16.1 hereto.

(b) During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through March 14, 2024, neither the Company nor anyone acting on its behalf has consulted with Deloitte with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as those terms are defined in Item 304(a)(1) of Regulation S-K).